UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On August 30, 2023, Sportradar Group AG issued a press release titled “Sportradar Announces Participation in Upcoming Conferences and Affirms 2023 Guidance.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated August 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2023

SPORTRADAR GROUP AG

By:	/s/ Gerard Griffin
Name: Gerard Griffin
Title: Chief Financial Officer